SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of February, 2004


                          Commission File Number_____


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                                  FUNDTECH LTD.
                 (Translation of Registrant's Name Into English)


            12 HA'HILAZON STREET, 5TH FLOOR, RAMAT-GAN 52522, ISRAEL
                    (Address of principal executive offices)



      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
      Form 20-F  X            Form 40-F
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      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
      Yes               No  X
         ---                --

      (If "Yes is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):  82-          .)
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       Registrant's telephone number, including area code: 972 3 575-2750

                                EXPLANATORY NOTE

Attached are the following exhibits:

99.1 Press release, released publicly on February 18, 2004, announcing that Ms. Yaffa Krindel, a partner in the Hertzelia, Israel office of STAR Ventures, was appointed a Director of Fundtech Ltd.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      FUNDTECH LTD.


Date: February 18, 2004               By: /s/ Joseph J. Aulenti
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                                         Joseph J. Aulenti
                                         Senior Vice President, General Counsel
                                         and Secretary